

August 19, 2010

<u>Via U.S. Mail and Facsimile 212.751.3550</u>

Mr. Robert A. Pace
Chief Financial Officer
Independence Tax Credit Plus Program
625 Madison Avenue
New York, NY 10022

   Re: Independence Tax Credit Plus Program
      Form 10-K for Fiscal Year Ended March 31, 2009
      Filed June 29, 2009
      File No. 033-37704

Dear Mr. Pace:

   We have reviewed your response letter dated June 23, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2009</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources</u>

<u>Short-Term, page 9</u>

1. We note your response to our prior comment. In future filings, please revise the disclosure in your MD&A, financial statements, and risk factors to clearly state that you have received direct financial assistance from your general partner. Your disclosure

should include, but not be limited to, the name of the general partner, the total dollar amount of financial assistance received, the form of the assistance (i.e. loan or contribution) and the ultimate source of the funds if other than the general partner.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant